February 6, 2015

Securities and Exchange Commission

Division of Corporate Finance

Attn. Stephen Krikorian and Ryan Rohn

100 F. Street, N.E.

Washington, D.C. 20549

Stephen Krikorian: Phone: 202-551-3488

Ryan Rohn Phone: 202-551-3739

Re:                             AudioEye, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the Quarterly Period ended September 30, 2014

Filed November 7, 2014

File No. 333-177463

Dear Mr. Krikorian,

The following information is furnished in response to the comments in the Staff’s letter to me, dated January 16, 2015. For your convenience, the full text of the Staff’s comments is set forth below in bold text, and the Company’s response to each comment directly follows the text of the comment.

Form 10-Q for the Quarterly Period ended September 30, 2014

Note 1: Organization and Basis of Presentation

Revenue Recognition, page 5

1.                          We have reviewed your responses to prior comments 3 and 4. Please address the following items related to your transactions where you engage in a non-cash exchange of a license of the Company for the license of your customer as well as your transactions that involve a non-cash exchange of a license of the Company for the services of your customer:

•                              Your response to prior bullet point 5 indicates that you are following software revenue recognition guidance through analogy.  For each of these licenses, explain in greater detail how you determined that these arrangements are within the scope of the software revenue recognition guidance. Refer to the guidance in FASB ASC 985-605-15-1 through 15-4.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

Response:  The Company determined that the relevant accounting literature is FASB Accounting Standards Codification (ASC), located at ASC 605 (Revenue Recognition), ASC 845 (Nonmonetary Transactions), and ASC 985 (Software).  Additional guidance was provided by FASB Concepts Statements 5 and 6 (CON 5 and CON 6).  Finally, the Company considered the newly promulgated standard on revenue recognition (ASC 605), which, although not yet effective, provided the Company with guidance.

A complete analysis of all the foregoing authoritative (ASC 605, 845, and 985), non-authoritative (CON 5 and CON 6), and forthcoming (ASC 606) accounting provisions is set forth in the accompanying Appendix A.  Brief responses to each of the items of inquiry are also set forth in this letter.

The technology licenses the Company sells to its licensing customers (that is, the segment of its business other than the “software as a service” segment) are essentially software, as these are patented techniques and procedures that inform the creation of programs driving or assisting in the operation of the counter-parties (i.e., the Company’s customers) products or services to their customers.  The substance is computer software, and thus the Company looked to the relevant accounting literature for guidance.  The Company’s technology is captured in the computer software (in common with how much of current technology is operationalized through software; for example, purchasers of Microsoft Word™ are obtaining Microsoft’s technology as embedded in the software), and this guidance is directly relevant.  The Company believes ASC 605 adequately deals with the facts and circumstances of the Company’s business model and revenue recognition concerns.

The software-based solutions sold or licensed are single products not entailing multiple-element arrangements.  Our reference to vendor-specific objective evidence, as explained in the Appendix A, pertains to ASC 985-845-25-4, which holds that if the technology or products received by the software vendor in an exchange are sold, licensed, or leased in a different line of business from the software vendor’s technology or products delivered in the exchange, recognition of the exchange at fair value is warranted if two conditions are both met, one of which is that vendor-specific objective evidence of fair value of the software given up, or the value of the technology or products received, is determinable.  As explained in the Appendix A, this condition is met in the present circumstance, as is the second criterion, dealing with the commercial substance of the exchange transactions.

•                               Your response in prior bullet point 6 indicates that you relied upon FASB ASC 985-605-25-6 to establish the price.  However, this guidance applies to allocating fees within multiple-element arrangements, and thus, does not appear to apply

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to your current situation as you have not had any monetary transactions at this price. Please advise.

Response:  The reference cited in the Company’s prior response letter, dated December 15, 2014, was an oversight, as that section and paragraph of ASC 985 pertain to multiple element arrangements.  The licenses of the Company’s technology do not involve multiple element arrangements, and indeed the Company’s obligations to its licensees is fully discharged upon delivery of the software that provides the licensees the agreed-upon access to the Company’s technology, in perpetuity.  There are no post-contract support arrangements or any other deliverables in these transactions.

As set forth in detail in Appendix A to this letter addressing the relevant accounting literature and the applicability to the Company’s license exchange nonmonetary transactions, and in the fair value memorandum included as Appendix B to this letter detailing a number of the specific transactions engaged in throughout 2014, the Company established the price for a technology license when it engaged in a nonmonetary transaction with an unrelated service provider with which it had previously (in 2014) engaged in a similar cash transaction.  In that transaction, which preceded any discussions with that counter-party about a nonmonetary exchange, and which preceded any internal Company discussions about the possibilities of such nonmonetary transactions, an arm’s-length price was established for that service provider’s services to the Company.  Subsequently, a nonmonetary transaction was arranged with this same vendor, which agreed to the pricing (for which a modest discount was granted).  Thus, the Company had previously engaged in a monetary transaction when it obtained the counter-party’s services, which were the same services that were later, in a new transaction, “paid for” via the nonmonetary exchange of the Company’s technology license.  This sequence of events established the value of the Company’s license, and this was used in the later transactions that occurred during the remainder of 2014.

•                              It remains unclear to us how you determined the fair value of the licenses involved in the exchange. Your response states that you have sold one license, which was subsequently accounted for as a non-monetary exchange. We also note your response to prior bullet point 1, that you have a patent portfolio comprised of six issued patents. As such, it does not appear that you have had any standalone transactions for any of your licenses that would support VSOE.  Please advise.

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Response:  The Company currently possesses a portfolio of six issued patents and a number of pending patents.  The Company has engaged in licensing of the technology represented in these patents, and such activity is one of its two central business activities, albeit one that gained momentum later than its other (software as a service) activity.

The reference to vendor-specific objective evidence (VSOE), as discussed in Appendix A, relates to the threshold criteria for use of fair value in exchanges of software licenses, as set forth by ASC 985-845-25-4.  The Company’s application of VSOE arose because, prior to the first nonmonetary transaction, it had engaged in the cash acquisition of services from a service provider that later agreed to the nonmonetary transaction using the prior cash transaction (which was on arm’s-length terms identical to those transacted with other, unrelated customers of that service provider) as the benchmark price.

Notwithstanding the possible unclear wording of the Company’s prior response letter, a prior transaction did take place and that became the basis for the later nonmonetary transactions, satisfying the criterion in ASC 985-845-25-4. (The other criterion is addressed in Appendix A, and was also satisfied.  The Company’s technology license is software, and this guidance is therefore applicable.)

•                              Please provide us with your analysis of each of these licenses that supports the culmination of the earnings process by demonstrating: 1) the software received is to be sold in a different line of business from the software provided in the exchange, 2) VSOE of fair value of the product received or exchanged exists and 3) commercial substance. Refer to FASB ASC 985-845-55-1.

Response:  The Company’s nonmonetary transactions involved providing perpetual licenses to customers who will attempt to use the Company’s intellectual property to further develop their own product or service offerings, independent of any further involvement or effort by the Company.  In exchange, the Company obtains either licenses to intellectual property rights, or consulting or other services.

In those instances where the Company obtains licenses to counter-parties’ intellectual property, it does so with the intention to employ that intellectual property in developing products or services it will use to access new “vertical” markets.  Thus, the licenses received from counter-parties cannot be reasonably analogized to inventory swaps for which fair value recognition would not be appropriate, since these intellectual property rights provide a platform for development of new products or services to be sold or licensed to new classes of customers.  These licenses are not the same or comparable to the technology represented in the

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Company’s patent portfolio, which is licensed to these counter-parties in the nonmonetary exchange transactions.

In other nonmonetary exchanges, the Company receives services, priced at an hourly or monthly rate identical to what the counter-party charges to other, unrelated customers.

The matter of VSOE of the products or services received has already been addressed, based on the initial cash transaction by which services were obtained from a provider that later became a nonmonetary transaction counter-party.

The matter of commercial substance is addressed at length in Appendix A.  Briefly, however, the criterion set forth at ASC 845-10-30-4, pertaining to the changed configuration of cash flows arising from the transaction, has been relied upon by the Company.

•                              Your response to prior bullet point 5 indicates that you do not consider intellectual property licensing of non-cash exchanges to be outside of your regular business. However, it does not appear that you have licensed any of your licenses to date for cash proceeds. As such, it is unclear how you would consider this to be your normal product. Please provide further detail.

Response:  As noted, and as discussed in the Company’s various SEC filings, this has always been a significant part of the Company’s business strategy, although it received less management attention in the Company’s early years as it was pursuing the other part of the Company’s business strategy, namely, software as a service.

The Company’s 2013 Form 10-K states:

“We are in the business of the development and commercial exploitation of our intellectual property.   Functionally, we organize our operations into two distinct business units:

•                  The IP Group is charged with the development of additional intellectual property, development and implementation of a licensing strategy, and the prosecution and enforcement of our existing patent portfolio.

•                  The Services Group is charged with the commercialization of our intellectual property, business development, and sales and marketing of our services and product offerings.

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Our business model is built on the commercialization of our intellectual property through multiple avenues and business channels:

•                  Generate revenue through the sale of services and products to corporate publishers.

•                  Generate revenue from the sale of services and products to consumer websites.

•                  Generate revenue from the sale of services and products to federal, state and local governments.

•                  Generate revenue from the sales of AudioEye Advertising technology.

•                  Generate revenue from technology licenses and royalties of our intellectual property.”

Substantially similar language was used in the Company’s earlier SEC filings.  Thus, it is not correct to conclude that licensing the Company’s technology is not central to the Company’s strategic objectives.  The revenues derived from this activity are central to the Company’s operations, even if this part of the business has been slow to mature.

*******

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions regarding the responses included herein, please call me at 917-819-6990 or email me at todonnell@audioeye.com.

Sincerely,

/s/ Edward O’Donnell

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Edward O’Donnell

Chief Financial Officer

CC:                          Ryan Rohn

Paul Arena

Nathaniel Bradley

Constantine Potamianos

Barry Epstein

James Thompson

Steven Vertucci

Jessica Lochmann Allen

David Ficksman

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Appendix A:

Pertinent Professional Accounting Standards As Interpreted for

Facts of AudioEye’s Revenue Transactions

As set forth in AudioEye, Inc.’s previous SEC filings (e.g., Form 10-K for 2013), its business model incorporates two primary objectives:  software as a service, and realization of the value of its intellectual property via licensing arrangements with providers in various vertical markets.  Regarding the latter of these, realization of value occurs through sales of perpetual licenses to use the Company’s intellectual property (captured in its granted patents), future royalties on revenues to be generated by these customers through their sales or services to their customers, or both.

This Appendix addresses the accounting, under U.S. GAAP, for revenue recognition by the Company arising from sales of perpetual licenses to its intellectual property, and specifically the matter of immediate recognition of the initial sales, because recognition of later royalties from sell-throughs by the Company’s customers to their customers is not at issue (these being recognized in subsequent periods as those third-party sales occur and are reported to the Company by its licensees, acknowledging their obligations for royalties under the various licensing agreements with the Company).

The relevant accounting literature, as found in the FASB Accounting Standards Codification (ASC), is located at ASC 605 (Revenue Recognition), ASC 845 (Nonmonetary Transactions), and ASC 985 (Software).  Additional guidance is provided by FASB Concepts Statements 5 and 6 (CON 5 and CON 6), and by the recently promulgated new standard on revenue recognition (ASU 2014-09, created ASC 606), which, although not yet effective for the Company’s 2014 financial reporting, does confirm the propriety of the Company’s treatment under applicable literature.  The pertinent portions of this literature, with the Company’s commentary regarding the specific facts and circumstances of its licensing revenue recognition policy and practices, are set forth below.

ASC 605 — Revenue Recognition (the currently applicable standard):

ASC 605 captured the various U.S. GAAP guidance regarding revenue recognition that was previously set forth in a number of FASB statements, EITF consensuses, SEC staff positions (SAB 104 being the most comprehensive of these), and other authoritative literature that had been promulgated over many years. (The profusion of literature, coupled with the lack of comprehensiveness and the sometimes-conflicting nature of this guidance, as well as the desire to converge U.S. GAAP with International Financial Reporting Standards, is what ultimately led to the promulgation of the new revenue recognition standard by both FASB and IASB in 2014, which is addressed below.)

The conceptual guidance regarding revenue recognition was originally set forth in the FASB’s Statements on Financial Accounting Concepts Nos. 5 and 6 (CON 5 and CON 6) (issued in 1984 and 1985, respectively) which established the principle that revenue is to be recognized when two conditions were both first met:  (a) that the revenue was realized or realizable, and (b) that it had been earned.

Regarding the first of these, revenue is considered to be realized or realizable when the seller receives cash from the customer or receives an asset, such as a note receivable, that is readily convertible into cash.  In addition, the receipt of nonmonetary assets that are not readily convertible into cash also meets the realizability criterion as long as the fair values of such assets are readily determinable.  This is germane to the present discussion, inasmuch as the realization of most of the Company’s 2014 revenue from its licensing operations was in the form of nonmonetary exchanges.  The discussion below addresses this in detail.

Regarding the second criterion, CON 5 states that revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  Depending on the facts and circumstances of the reporting entity’s revenue-generating operations, this could be accomplished by delivering goods, performing services, providing information, or any other activity for which one entity would pay another entity.  The acts the seller performs to fulfill the earned criteria are termed the earnings process.

CON 6 further discussed revenues, stating that revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.  CON 6 did not alter the two criteria framework set forth in CON 5, discussed above.

Inasmuch as the guidance in CON 5 was general in nature, a good deal of professional literature was later deemed needed to provide specific instructions to financial statement preparers, and some of this (discussed below) was explicitly directed at software revenue recognition.  The most significant (and most relevant, in the context of the present discussion of the financial reporting by the Company) development was the SEC publication of Staff Accounting Bulletin 101, Revenue Recognition, in 1999, which was subsequently updated and incorporated into SAB 104, included in Topic 13 of the SEC’s Codification of Staff Accounting Bulletins).  ASC 605 incorporates the criteria set forth in this literature, as stated in the following paragraph.  Under this guidance, revenue is deemed realized or realizable, and earned, when all of the following four conditions are met:

Under the AudioEye license exchange transactions, each of these criteria was met prior to the recognition of revenue as follows:

Evidence of an arrangement is found in the formal licensing agreements executed with each of the Company’s customers with which it enters into nonmonetary exchanges of intellectual property.

Delivery occurs when the Company provides its intellectual property to the licensing exchange customers, which is effectively coincident with the execution of the respective agreements.  It is important to note that from the Company’s perspective, its obligation to its customer is not a multiple element arrangement, since it promises, and delivers, only one deliverable, namely a perpetual license to use the Company’s intellectual property, as captured in its six issued patents.

The prices for each transaction are fixed at the time of the agreement.  In the case of the Company’s nonmonetary transactions with its vertical market customers, the price is defined in terms of, for example, number of hours of consulting or other services to be provided by the counter-parties, priced at those entities’ standard billing rates for similar services provided to third-party customers they have, none of which involve the Company, and all of which are substantive and in the normal course of business that these Company customers conduct with their respective customers.  In other instances, the pricing is fixed in terms of discrete services to be provided by the Company’s customer, with which it has entered into a nonmonetary exchange of the Company’s intellectual property.  Examples of the former is the second quarter 2014 transactions with Customer 1, which will provide the Company with consulting services priced at $225 per hour, and with Customer 2, which will provide consulting services at a flat rate of $18,750 per month.  An example of the latter is the second quarter 2014 transaction with Customer 3, which will provide introductions to prospective new Company customers for a base fee of $225,000, with a promise of performing 45 of such introductions over the course of a year from the inception of the arrangement, with the per-introduction fee being substantially similar to that charged to Customer 3’s unrelated customers.

Finally, reasonable assurance of collectability is demonstrated by the fact that the promised services by the nonmonetary transaction counter-parties have been or are being received by the Company, with a number of financially significant results having been achieved, as reflected in the Company’s subsequent financial statements.  Indeed, in some instances the results have been add-on contractual projects for these very counter-parties, and for new customers introduced or otherwise obtained by virtue of their efforts or by the end results of the licensing arrangements that have allowed the Company to enhance or modify its offerings to prospective customers, which would not have otherwise occurred (or could not have been accomplished so soon) absent the licensed intellectual property obtained in these nonmonetary exchanges.

The foregoing is applicable to each of the Company’s 48 licenses entered into through year-end 2014 (of which 36 transactions had been consummated through September 30, 2014, as reported in the Company’s third quarter Form 10-Q).

ASC 845 — Nonmonetary Transactions

The Company has also considered ASC 845 (Nonmonetary Transactions), and presents the following analysis pertinent to revenue recognition for the nonmonetary transactions engaged in with customers involving, inter alia, license exchanges.

ASC 845-10-30-1 states the general principle that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions.  Typically, the fair value of the asset surrendered (service provided) is used to price the transaction, but if the fair value of the asset (or services) received is more clearly evident than the fair value of the asset (or services) surrendered, that is to be used to measure the transaction.

ASC 845-10-30-3 states that nonmonetary exchanges should be based on the fair values of the assets (or services exchanged) and a gain or loss should be recognized unless a) the fair value of neither the asset(s) (or services) received nor the asset(s) (or services) relinquished is determinable within reasonable limits; b) the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; or c) the transaction lacks commercial substance.

Fair values are determinable.  Regarding the Company’s exchange transactions, the Company believes the fair value can be determined (the pertinent accounting standard is addressed in a separate, accompanying fair value memo attached as Appendix B, the items are to be used in different lines of business, and the transactions do not lack commercial substance.

The determination of fair value has been achieved by two approaches.

Firstly, the Company engaged an unrelated appraiser to value its patent holdings.  These are the patents that are licensed to the Company’s customers in the nonmonetary transactions at issue in this discussion.  The Company received an appraisal on December 2010, when the Company retained a third party appraiser to provide a fair market value analysis of the three-patent portfolio then extant; these were U.S. patents numbered US7966184, US7653544 and US8260616.  The appraiser determined that the net present value of the Company’s royalties on revenues of two potential clients was in a range from $197,426.57 to $269,853.71.  The valuation used a royalty rate of 2.5%.  Additionally, the appraiser provided a valuation for the three patents of $150.6 million, assuming a royalty rate of 2.5% and a 75% chance of successfully exiting a litigation event.

The appraisal verified that the patent holdings of the Company (since expanded to six issued patents and a number of patents pending) had substantial economic value.  That appraisal did not, of course, assess the amount that should be received in a nonmonetary exchange of patent rights with a given counter-party (the 48 transactions, the accounting for which is currently at issue), but it is highly relevant information because it shows that even with a mere 2.5% royalty, the properties were quite valuable — note that the Company’s actual nonmonetary transactions have involved receipt of both intellectual property rights and future royalties at a rate of 12%, suggesting a valuation of the Company’s intellectual property greater than what was assessed in the 2010 study.

The customers to which licenses to the Company’s intellectual property are granted in the subject nonmonetary transactions are developing products or services in the areas of assisted living, secure Internet access and the behavioral management market, among others.  In addition to the other value received in exchange (licenses to the counter-parties’ intellectual property and/or consulting or other services), the Company expects to receive royalties when its customers’ products or services are successfully marketed.  For example, the Company should start to receive royalty income from the behavioral management market this year (or no later than next year). Furthermore, the Company has already received follow-on monetary contracts in software development and intellectual property consulting from the providers of assisted living and behavioral management.  These are or will provide revenues to be recognized in later periods; they are not factored into the revenues recognized at the time of the initial nonmonetary transactions.

Secondly, the pricing of the services to be provided by the Company’s nonmonetary transaction customers were on terms equivalent or identical to the customers’ provision of the same services to unrelated third-party customers of those entities.  Simply stated, the Company’s nonmonetary transaction counter-parties promised to (and did subsequently) provide the same services for the Company as they provided in the normal course of their business operations to other, unrelated customers.

The services received by the Company consist, variously, of business and other consultations, licenses to the counter-parties’ intellectual property, business introductions, and other valuable consideration.  The Company prepares models showing the likely outcomes of these various services, including royalty streams that are forecast to flow from the counter-parties’ use of the the Company’s intellectual property they have licensed from the Company.  In all instances, the values of services received by the Company have exceeded the value assigned to the licenses granted by the Company to these counterparties (some of which received multiple licenses, applicable to the counter-parties’ different markets and/or product or service offerings).

The value of a single license to the Company’s intellectual property had been established earlier, when it entered into a cash transaction with an entity providing business development services to a range of customers over many years prior to the Company’s transaction. Subsequent to that 2014 cash transaction, the Company entered into a new contract for additional, expanded services by this same counter-party, and negotiated an arrangement that was equivalent to the previous cash transaction in terms of the value of that counter-party’s services, and for which a license to the Company’s intellectual property was exchanged.  This established the $225,000 per license benchmark used for all subsequent 2014 nonmonetary transactions.

Based on both the just-noted objective valuation of services received from the counter-parties and on the independent appraisal of the Company’s (earlier, less extensive) patent portfolio, the Company believes that fair value can be determined for these nonmonetary transactions, as required under ASC 845.

Nonmonetary transactions were not exchanges of inventory.  GAAP also requires, if recognition at fair value rather than book value (carryover basis) is to be employed, that the nonmonetary transaction not involve what is often called a like-kind exchange, for example inventory held for sale to customers being swapped for other inventory also for sale to customers.  The Company’s nonmonetary transactions involved providing perpetual licenses to customers who will attempt to use the Company’s intellectual property to further develop their product or service offerings, independent of any further involvement or effort by the Company.  In exchange, the Company obtains either licenses to intellectual property rights, or consulting or other services.

If the Company obtains licenses to those counter-parties’ intellectual property, it does so with the intention to employ those intellectual property rights in developing products or services it will use to access new “vertical” markets.  Thus, the licenses received from counter-parties cannot be reasonably analogized to inventory swaps for which fair value recognition would not be appropriate, since these intellectual property rights provide a platform for development of new products or services to be sold or licensed to new classes of customers.  Additionally, the licenses to the Company’s patent rights granted to the counter-parties constitute, per se, the culmination of the Company’s earnings process, inasmuch as licensing its intellectual property is one of the Company’s two principal businesses (software as a service being the other).

Commercial substance.  ASC 845-10-30-4 addresses the matter of commercial substance.  If the Company’s nonmonetary transactions lacked commercial substance, revenue recognition would be barred, and the items received would have to be valued at the book value of the goods given up.  The Company’s nonmonetary transactions did not lack commercial substance, however.

According to the standard cited, a nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange.  The entity’s future cash flows are expected to significantly change if either of the following criteria is met:

a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s)

received differs significantly from the configuration of the future cash flows of the asset(s) transferred.  The configuration of future cash flows is composed of the risk, timing, and amount of the cash flows. A change in any one of those elements would be a change in configuration; or

b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.

Regarding criterion (a), it is clear that the Company’s configuration of cash flows is expected to change as a consequence of the nonmonetary transaction.  In all of the nonmonetary transactions thus far consummated by the Company, it received licenses to intellectual property from its customer, which will eventually produce cash inflows from incorporation of the customer’s intellectual property into later Company products or services.  This differs from an immediate $225,000 cash license fee that the Company would otherwise obtain from a cash transaction, both as to timing and as to amount (a certain, immediate cash fee of $225,000 versus on open-ended 12% royalty stream on all future sales of product or service incorporating the Company’s intellectual property).  Furthermore, since the Company obtains access to the counter-parties’ intellectual property, this may result in the development of new products or services to be sold or licensed by the Company, which will produce yet other cash flows not otherwise obtainable in the absence of the nonmonetary transaction.

Furthermore, with reference to the nonmonetary transactions for which the Company will obtain future services (typically priced in terms of hourly or monthly charges), cash flows are similarly altered, since absent the nonmonetary transaction the Company would have to incur cash outflows in future periods to acquire those services in stand-alone arrangements.  The nonmonetary transactions obviate the need for such outflows.

Thus, criterion (a) is met.  ASC 845-10-30-4 provides that even a qualitative assessment of a configurational change may be sufficient to substantiate change in estimated cash flows in connection with a determination of the applicability of fair value measurement.  The Company’s assessment goes well beyond this minimum threshold.

Since only one of the two criteria must be met to substantiate commercial substance, this — the third and final condition to warrant use of fair values in accounting for nonmonetary transactions — has been accomplished.

In summation, the nonmonetary transactions at issue meet the criteria under ASC 845 for recognition at fair value, which (because the goods given by the Company, the licenses to use its intellectual property, have a zero or near-zero book value) means that revenue will properly be given recognition at the consummation of the transactions.

ASC 985 — Software

ASC 985-605-25 addresses revenue recognition in the software industry.  The licenses granted to the Company’s customers provide access to the technology protected by the portfolio of patents issued and the technology is given representation as computer code.  Thus, the analogy to software is valid and appropriate.

Since the Company’s licenses granted to its customers do not involve additional production, modification, or customization, nor any other form of post-contract support, revenue is to be recognized under the general rule noted previously; namely, it is proper when all of four conditions have been met.  As stated, these are 1) existence of pervasive evidence of an arrangement, 2) delivery has occurred, 3) the price is fixed or determinable and 4) collectability is probable.  The fact that the Company’s nonmonetary transactions meet all of these criteria has already been addressed, above.

ASC 985-845-25 deals with certain types of software revenue recognition situations, specifically with those where the exchange transaction is made to facilitate sales to customers.  The Company does not believe that this is relevant to its nonmonetary transactions with its customers that are at issue currently, but will address in any event.

ASC 985-845-25-1 considers the situation where a software vendor exchanges a license of its software to a customer in exchange for a license to the customer’s technology that permits the software vendor to sublicense the customer’s technology to other customers as a component of the software vendor’s products or as a stand-alone additional product.  In such circumstances, measurement of the transaction at fair value (rather than carryover book value) requires that the three criteria found in the primary literature providing guidance for the accounting for nonmonetary transactions be satisfied.  These have been addressed already, above.  All three conditions are met in the instance of the Company’s nonmonetary transactions being discussed.

Furthermore, ASC 985-845-25-4 holds that if the technology or products received by the software vendor in the exchange are sold, licensed or leased in a different line of business from the software vendor’s technology or products delivered in the exchange, the exchange is to be measured based on the fair values of the exchanged technology or products, if both of two conditions exist.  These conditions are that:

a) The fair value of the technology or products exchanged or received is determinable within reasonable limits (that is, vendor-specific objective evidence of fair value of the software given up, or the value of the technology or products received, as if the software vendor had received or paid cash); and

b) The transaction has commercial substance, as described at ASC 845-10-30-4, including that the technology or products received in the exchange are expected, at the time of the exchange, to be deployed and used by the software vendor and the value ascribed to the transaction reasonably reflects such expected use.

Concerning condition (a), it has previously been explained how the initial nonmonetary transaction involving the licensing of AudioEye’s technology arose in conjunction with the acquisition of services from a customer that had previously, as a vendor, provided services to the Company on an arm’s-length, cash basis.  This constitutes vendor-specific objective evidence of the value of the products or services received, and appropriately forms the basis for valuing subsequent transactions with this, and other, counter-parties.

Regarding condition (b), the matter of commercial substance has been fully addressed above.

ASC 606 — Revenue Recognition (the recently promulgated standard):

For completeness, the recently promulgated standard on revenue recognition, which is not yet effective but which will supersede essentially all prior GAAP on this subject, will be briefly explored.  In summary, it is not inconsistent with the guidance already addressed as pertains to the Company’s business model, and would not have led to a different treatment of the revenues derived from the nonmonetary transactions at issue.

ASC 606 (ASU 2014-09) provides an entirely new model for revenue recognition, dispensing with the two criteria found in CON 5 (noted above) and the four criteria found in SAB 104 and adopted in ASC 605 (also discussed above in detail).  The new approach requires that revenue be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this, the reporting entity needs to apply the following five steps:

1. Identify the contract(s) with a customer.

2. Identify the performance obligations in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligations in the contract.

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

Using this model, it will be seen that revenue arising from the Company’s nonmonetary transactions with its customers is properly recognized upon delivery of the technology license to the customers.  1(i) The arrangements are documented in formal contractual documents; 2(ii) the performance obligation is delivery of the technology via the perpetual license; 3(iii) the price was determined based on the fair value assessment process described earlier, which is founded upon the cash transaction with a customer that occurred prior to the first of the nonmonetary transactions; there is nothing to allocate because these are not multiple element arrangements;

4(iv) the Company satisfied the performance obligation when it gave access to the technology as promised; and 5(v) recognized revenue upon satisfaction of the performance obligation.

Accordingly, even under the new revenue recognition standard, revenue was properly recognized by the Company.

CON 6 — Additional Matters Raised:

As noted above, CON 6 ratified the two-criteria approach to determining the propriety or timing of revenue recognition set forth in CON 5, which was later superseded by the four-factor model the SEC prescribed in SAB 101 (later SAB 104), which was formally adopted in accounting literature in various promulgations by AICPA and FASB, and ultimately was codified in ASC 605.

CON 6 also addresses the classification of revenue, namely the distinction between revenue and some type of “other income” category that would not be included in the Company’s “top line” (and very important) reporting of activity.

CON 6 defines revenue as inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

The Company’s business is to develop intellectual property, products, and to monetize intellectual property by bringing to market various socially responsible products that businesses and consumers need.  When the Company licenses its patents to others, it sets a value at the beginning of the relationship that is fair for other licenses and services. The Company wishes to extend its reach into other technologies, vertical markets and geographical areas that it will not be able to access if it were restricted to paying cash or offering other services.

The Company has developed a robust patent portfolio that others have been willing to accept in lieu of cash, and the Company looks forward to generating additional cash revenues from this strategy.  For example, the Company’s partners (the counter-parties in the nonmonetary revenue generating transactions) and their referrals executed other contracts for over $700,000 through September 30, 2014 as a result of this strategy.

As noted, the Company has twin business objectives, one of which is the licensing of its technology, either in traditional cash transactions, or via nonmonetary transactions that not only provide for the receipt of immediate value in the form of the counter-parties’ technology that can be used by the Company to develop new product and service offerings, but also the expectation of royalty revenues streams, new business development introductions, and consulting services.  The revenues derived from licensing of technology are not incidental to the “software as a service” line of business, but rather they are from a co-equal, central aspect of the Company’s business operations.  The fact that this element of the business was somewhat slower to develop does not cause this to become incidental or tangential, and the revenues should not be considered as other than “top line” revenue for that reason.  The descriptions of the business in the Company’s various filings with the SEC have consistently stated that this was the Company’s plan and intention.

Conclusion

Intellectual property licenses received are being used in development efforts now in the areas of behavioral management and Internet security.  The 36 licenses granted through September 30, 2014, should begin to generate royalty revenues in the near term and continue well beyond 2016.  The Company has already signed additional cash contracts with certain of these licensees for over $700,000 either directly or tangentially in the areas of intellectual property consulting, software development and other services through September 30, 2014 with continued growth expected in the future.

Services received in the area of consulting, software and website development and in other areas provide the Company with expertise that speeds up the deployment of its patents and products in different vertical and geographical markets.

The strategy of exchanging intellectual property for licenses or services helps the Company grow its ongoing operations without incurring substantial cash costs associated with vertical and geographic expansion.  It is fundamental to the Company’s strategic vision and its revenue generating strategies.  The Company believes that all GAAP criteria, concerning revenue recognition and measurement, nonmonetary transaction accounting, and financial statement display and disclosure issues, have been met.

Appendix B:

Determination of Fair Value of Licenses in Nonmonetary Transactions

And Examples of Actual Transactions Consummated by the Company

First Transaction

On March 7, 2014,  the Company contracted, was invoiced and made a payment with a service provider to provide sales introductions, primarily to the government reseller market, for the price of $5,000 per sales introduction, as normally charged by the service provider to its other customers in cash transactions. The services provider and their principals have been providing sales introductions for a minimum of $5,000 for 15 years. The Company agreed to pay $2,500 for any introductions to a partnering entity and $2,500 upon successful execution of a teaming / partnering agreement for a total of $5,000.  The Company paid $15,000 (March 7, 2014 $7,500, April 2, 2014 $5,000 and April 25, 2014 $2,500) to this service provider in connection with teaming / partnering agreements entered into with three resellers introduced by this service provider.

In order to maximize services received and the development of additional resellers, the Company agreed to offer the service provider a license to the Company’s patents in exchange for 50 sales introductions and a 12% royalty on sales or licenses of any products developed using our patents.

The price agreed upon between the Company and the service provider was $225,000, which was established on March 24, 2014 and represented 50 sales introductions at the standard price of $5,000 per sales introduction as normally charged by the service provider, less a 10% discount (50 contacts x $5K = $250K - $25K (10%) = $225K). Other clients of this service provider have paid $5,000 per sales introduction in cash, supporting the Company’s assertion on fair value. The Company’s transaction with the service provider has economic substance, inasmuch as the Company believes the introductions will be productive, will benefit revenue growth and future cash flows, and would have otherwise have to paid for in cash, as were the initial ones arranged by this service provider on the Company’s behalf.

License for license transactions in Q1 and Q2 2014 based on Fair Value

The cash and subsequent nonmonetary transactions described above established the fair value of the Company’s patents and other intellectual property. Those transactions substantiate the fact that the Company is in the business of developing intellectual property that is used in its products and that is available for license for products that the Company’s customers wish to develop. From the beginning, the Company’s customers have acknowledged its intellectual property and have shown that they are willing to negotiate for licenses based on the intellectual property’s fair value.

Examples of the licenses granted to the Company by its customers are as follows:

Customer 4 provides behavioral health services both in the United States and internationally. The Company is licensing Customer 4’s proprietary scalable technology platform, which includes the management technology, within a Health Insurance Portability and Accountability Act (“HIPAA”) compliant hosting environment. The system is a software as a service (“SaaS”) platform that enables the management of Customer 1 and additional third party customer implementations to track progress, monitor treatment and support clinical decisions in the behavioral health field.  The Company will use the licensed behavioral management platform technology to provide enhancements to the Company’s service delivery and analytics. In addition, the technology will allow the Company to develop, market and sell products that incorporate behavioral management with its existing technology into a new vertical market of e-learning.

Customer 4 has furthermore developed with the Company a structured, scalable and sustainable software system that is integrated with the Company’s Web A11y Management Platform™ now being used at Customer 4’s schools in Virginia, West Virginia and Florida. The Company developed a business plan and financial model with Customer 4 that shows value generated after an initial investment. After further testing and development, the software system will be sold to other schools and organizations generating royalty revenues.

Customer 5 provides a service that adds virus protection, privacy, and spam-free email addresses to the everyday Internet browsing experience of end users. The Company is licensing Customer 5’s secure Internet and mobile browser proprietary architecture for which Customer 5 has patents pending. The Company is using the licenses to create secure talking pharmaceutical and home healthcare products for the elderly and disabled. The technology will allow the Company to develop, market and sell products with secure voice data and that meet HIPPA requirements in the healthcare field. In addition to the healthcare vertical, the Company is using the licensed intellectual property to be able to provide secure voice transactions in the government, corporate, e-commerce and legal fields in the United States and abroad. The Company developed a business plan and financial model with Customer 5 that shows value generated after an initial investment Additionally, the Company has entered into a development contract for non-recurring engineering (“NRE”) in the fourth quarter of 2014 to develop secure browsing technology for mobile and desktop, and include audio Internet voice technology integration. This NRE will be the foundation for products to be developed in the areas of e-commerce, HIPPA compliance and secure voice transactions, which will generate royalties for the Company and Customer 5.

Customer 6 provides monitored housing and behavioral health services. The Company is licensing Customer 6’s proprietary technologies and methods related to home care monitoring and patient care. The methods and systems are intended to improve care by and responsiveness of caregivers, while building efficiencies into the homecare industry. The Company and Customer 6 are creating a voice-enabled patent-backed home healthcare apparatus, system and technology that will allow the Company to develop, market and sell products in the area of home health care. Customer 6 has paid the Company for intellectual property consulting with the goal

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of developing with the Company a device and scalable software to aid those currently not living in assisted living communities, but who require additional oversight in the various areas of out patient care, scheduling, follow up reminders as well as accurate and timely pharmaceutical distribution.

Customer 7 provides groundbreaking development of a training technology, process and apparatus technology. Customer 7 recently was awarded a contract by the State of California Department of Development Services for behavioral support/crisis management training, products, services and manufactured products. Although the contract award by the State of California is not subject to the 12% royalty rate for the licensed patents, the Company expects additional contracts that are subject to the 12% royalty fees. The Company expects to generate royalty revenues as products and services are deployed by Customer 7’s first client and as additional clients are added. Customer 7 provides a process and system for crisis management, and it eliminates the need for the institutional use of human restraints and reduces or eliminates the injuries and liabilities that they have been proven to cause. Training and support services will work with the Company’s voice-enabled patents and products.

License for service transactions in Q2 & Q3 2014

In the second and third quarters of 2014, additional license and services non-monetary transactions were booked to the following customers:

Using the value the Company previously established for the licensing of its patents, the Company provided a patent license to Customer 8 for website and other development services at Customer 8’s standard client rate of $125 per hour for 1,800 hours in total, for a total value of $225,000. Other clients of this service provider have paid $125 per hour in cash for the same or similar services, thus supporting the Company’s assertions on fair value. The Company has used the website and other development services in both the third and fourth quarters of 2014, and will continue to use the services throughout the term of the contract, which is one year. The vertical markets served are the medical, corporate and government markets.

The Company provided a patent license to Customer 9 for consulting, geographic and location setup services for Europe and the Middle East, at Customer 9’s standard client rate of $200 per hour for 1,125 hours in total, for a total value of $225,000. Other clients of this service provider have paid $200 per hour in cash, supporting the Company’s assertions on fair value. The Company has used these contracted-for consulting services and is completing filings in the

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United Arab Emirates, and it looks forward to submitting requests for proposals and securing contracts in the Middle East and other foreign regions during 2015. The vertical markets in the international markets are the government, mobile and website markets.

In the other service transactions with service providers through September 30, 2014, services from each are received for $225,000, which would be the same price associated with services provided by each to a third party. These are services that the Company needs and wants and would have to pay for, in that amount, in cash, in order to obtain these services to market it’s products in numerous geographics and verticles, were it unable to obtain these commitments in exchange for granting intellectual property licenses.

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